* Confidential treatment has been requested by TELUS Corporation with respect to certain portions of this letter. Such portions are marked with a “[****]” in place of the redacted language. Omitted portions are filed separately with the Securities and Exchange Commission.

8, 555 Robson Street
Vancouver, British Columbia
Canada V6B 3K9

Robert McFarlane	Telephone 604.697.8010
Executive Vice-President & Chief Financial Officer	Facsimile 604.435.5579
robert.mcfarlane@telus.com

September 29, 2009

Via EDGAR

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549 USA

Re:	TELUS Corporation (“TELUS” or the “Company”)
Form 40-F for the fiscal year ended December 31, 2008
File No. 001-15144

Dear Sir:

Further to your letter of August 28, 2009, our telephone conference of September 11, 2009 with the staff of the United States Securities and Exchange Commission (the “Staff”) and our letter dated September 14, 2009 requesting an extension of the time period for response, please find the Company’s response to your request to make further submissions as orally communicated to Audrey Ho, the Company’s Senior Vice-President and Chief General Counsel, on September 15, 2009.

Although you indicated it would be sufficient to only document in this letter the points made in our September 11, 2009, telephone conference and any new points we wish to make in support of our position, we thought it would be helpful to combine in this response the highlights of our submissions to date.

To assist with understanding the purpose of this letter and to put it into context, we have listed the Company’s knowledge of the chronology of events for this file, to date, as follows (excluding requests for extensions):
•	June 4, 2009 – Staff letter to the Company with respect to certain management’s discussion and analysis disclosures and wireline segment product offerings (in the context of segmented reporting).
•	July 6, 2009 – Company letter to the Staff responding to its June 4, 2009 letter and providing the requested reports.
•	July 10, 2009 – Staff letter to the Company with a different view of the Company’s segmentation than that in the Staff’s initial June 4, 2009 letter and different from that of the Company.
•	August 7, 2009 – Company letter responding to Staff’s July 10, 2009 letter, and elaborating upon the accounting rationale for the Company’s segmentation.
•
August 28, 2009 – Staff letter to the Company reconfirming the Staff’s view of the Company’s segmentation initially stated in the Staff’s July 10, 2009 letter and incrementally advising that the Company’s December 2008 goodwill impairment testing should be re-performed.

•	September 11, 2009 – telephone conference between the Staff and Company representatives.

Confidential Treatment Requested
TELUS-01

Mr. Larry Spirgel
United States Securities and Exchange Commission
September 29, 2009

* Confidential treatment has been requested by TELUS Corporation with respect to certain portions of this letter. Such portions are marked with a “[****]” in place of the redacted language. Omitted portions are filed separately with the Securities and Exchange Commission.

•	September 15, 2009 – oral request from the Staff to the Company to document the Company’s September 11, 2009 telephone conference comments in written form.

In respect of this file, the Company believes that the only open issues are those first raised in the Staff’s letter of July 10, 2009 wherein a view of the Company’s operations and its segmented reporting was expressed that is not aligned with how the Company’s chief operating decision maker in fact makes decisions about resources to be allocated to the Company’s wireline and wireless segments and how he assesses the Company’s wireline and wireless segment performance.

SUMMARY OF THE COMPANY’S VIEW

As indicated to the Staff during the September 11, 2009 telephone conference, the Company strives for best-in-class, transparent external reporting to its stakeholders on an on-going basis and has been consistently recognized, both nationally and internationally, for its efforts over a period of many years.

The Company continues to respectfully disagree with the view (hereinafter referred to as the “Page 42 view”) that each of the line items under wireline and wireless on page 42 of Annex A (excluding the wireline total and wireless total line items therein) (hereinafter referred to as the “Page 42 line items”) is a separate operating segment under SFAS 131 for the reasons set forth below.

As set out in Note 6 Segmented information (Form 40-F, Exhibit 99.4, audited consolidated financial statements, pages 30-31), the Company’s segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, customer characteristics, the distribution channels used and regulatory treatment. The Company’s wireline and wireless segmented information is regularly reviewed by the Company’s Chief Executive Officer (the Company’s chief operating decision maker). In contrast, he does not regularly review the Page 42 line items for the purpose of resource allocation to the wireline and wireless segments. Similarly, the Company’s Board of Directors are regularly provided with reporting that reflects wireline and wireless segmented information and are not provided with reporting which reflects the Page 42 view.

Operating segment criteria	Wireline and wireless view	Page 42 view
Engages in business activities from which it may earn revenues and incur expense	✓	≈
Results are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance	✓	✗
Resource allocation and assessment of performance aligns with Company’s strategic imperatives	✓	✗
Resource allocation and assessment of performance aligns with Company’s corporate priorities	✓	✗
Resource allocation and assessment of performance aligns with Company’s Investment Review Team process and operations	✓	✗
For which discrete financial information is available	✓	✗
Presented to the Company’s Board of Directors	✓	✗

✓	Criteria for consideration as an operating segment are met
≈	As discussed in Section 1 following, not all of the Company’s business units earn revenues and incur expenses
✗	Criteria for consideration as an operating segment are not met

The Company has previously concluded, and continues to believe, that its operating segments and its reportable segments are wireline and wireless as that view is more clearly representative of how the Company’s business is managed. Importantly, the Company’s chief operating decision maker allocates resources on the basis of wireline and wireless segments. That is corroborated by the process by which the Company’s Investment Review Team prioritizes investment initiatives and assesses resource allocation requests, as discussed further in Section 2 below.

The Company is not structurally organized according to the Page 42 line items. The Company regularly reviews and changes business unit responsibilities and management that result in different business unit managers becoming responsible for one or more of the Page 42 line items. The Company’s operating segments remain constant

Confidential Treatment Requested
TELUS-02

Mr. Larry Spirgel
United States Securities and Exchange Commission
September 29, 2009

* Confidential treatment has been requested by TELUS Corporation with respect to certain portions of this letter. Such portions are marked with a “[****]” in place of the redacted language. Omitted portions are filed separately with the Securities and Exchange Commission.

notwithstanding such changes, further reinforcing the Company’s view that its operating segments are wireline and wireless, as discussed further in Section 3 below.

The Company’s business unit managers are not compensated according to the Page 42 line items. The Company links a substantial portion of the business unit managers’ total compensation to corporate performance, reflecting the chief operating decision maker’s expectation that the business unit managers lead the Company as a whole. The performance of their own business units is designed to drive less than 25% of the annual compensation of the business unit managers, at target, as discussed further in Section 4 below.

Separately, we understand that the Staff is focusing on this type of review in light of the current economic climate to ensure that possible impairments of goodwill are properly accounted for and disclosed in accordance with applicable requirements. In respect of the Company’s associated paragraph 19 of SFAS 142 test as at December 2008, the Company has significant headroom, as discussed further in Section 5 below.

1.	REVIEW OF THE COMPANY’S POSITION

The Company’s chief operating decision maker does not regularly use the Page 42 view of results to make resource allocation decisions and to assess performance of operating segments.

Central to the immediate issue is “What are the Company’s operating segments?” The Company does not believe that the Page 42 line items represent operating segments as defined by paragraph 10, and clarified by paragraphs 11 and 70, of SFAS 131.

Paragraphs 10(a) and 11 of SFAS 131

As set out in the Company’s letter of August 7, 2009, the Company’s non-customer facing business units (its business capabilities units and business enabling units) included on page 42 of Annex A do not satisfy the operating segment definition criteria set out in paragraph 10(a) of SFAS 131. In addition, as contemplated by paragraph 11 of SFAS 131, they would not be operating segments as they do not earn revenues other than incidental items. The Company believes that the Staff concurs with this interpretation and that the non-customer facing business units in fact would not be considered operating segments and that only the customer facing business units are now under discussion.

Paragraph 10(a) of SFAS 131

As set out in the Company’s letter of August 7, 2009, and restated to the Staff during the September 11, 2009 telephone conference, the captioning of page 42 of Annex A would be more accurately entitled “Contribution to Wireline and/or Wireless EBITDA by Business Unit”. The amounts for each Page 42 line item do not reflect the accounting principle of matching – the expenses reflected in a particular line item, excepting the wireline total and wireless total lines, either include expenses to support revenues reflected in other line items or reciprocally do not include all the expenses incurred to earn the revenues reflected in the line item (if the line item in fact earns revenues at all).

E.G. As set out in the Company’s letter of August 7, 2009, the Company cannot reasonably allocate network infrastructure and like costs required to generate or sustain revenues amongst its customer facing business units. However, the inability to reasonably allocate these costs does not negate the need to assign the responsibility for managing them. The result is that the responsibility for managing some of these costs are assigned to customer facing business units, some are assigned to the business capabilities units and some are assigned to business enabling units. These costs would be reflected in the Page 42 line items based upon how the management of the costs was assigned, even though the costs were incurred on behalf of the entire Company to support other business units rather than just on behalf of the specific business unit.

Confidential Treatment Requested
TELUS-03

Mr. Larry Spirgel
United States Securities and Exchange Commission
September 29, 2009

* Confidential treatment has been requested by TELUS Corporation with respect to certain portions of this letter. Such portions are marked with a “[****]” in place of the redacted language. Omitted portions are filed separately with the Securities and Exchange Commission.

The following table illustrates, on a non-exhaustive basis, how certain costs are managed by a business unit (which is reflected in the Page 42 line item amount of the business unit that manages the cost) and how that managed cost benefits other customer facing business units.

Cost managed by	Customer facing business unit benefiting from managed cost*
	TELUS Consumer Solutions	TELUS Business Solutions	TELUS Québec	TELUS Partner Solutions
Customer facing business units
TELUS Consumer Solutions
Wireless segment client care	**	✓	✓
TELUS Partner Solutions
Network facilities and long distance traffic leased from other telecommunications companies or network carriers	✓	✓	✓	**
Business capabilities units
Business transformation and technology operations
Building, maintenance and operation of the wireline and wireless networks	✓	✓	✓	✓
Technology strategy
Planning and design of wireline and wireless networks	✓	✓	✓	✓
Wireless roaming costs	✓	✓	✓	✓
Wireless spectrum licences	✓	✓	✓	✓
Business enabling unit
Finance
Property taxes	✓	✓	✓	✓
Insurance	✓	✓	✓	✓

*
As set out in “Description of the Business and General Developments – Organization” in the Company’s Annual Information Form (Form 40 F, Exhibit 99.3, pages 6-7), as at December 31, 2008, the Company was organized into four customer facing business units: TELUS Consumer Solutions, TELUS Business Solutions, TELUS Québec and TELUS Partner Solutions (representing approximately 54%, 33%, 5% and 8%, respectively, of the Company’s external revenues for the year ended December 31, 2008).

**	Expenditure reflected in Page 42 line item amount for specified customer facing business unit includes costs managed on behalf of other customer facing business (but not the associated revenues).
✓
Cost is necessary for customer facing business unit to earn revenue, but not managed by customer facing business unit. As set out in the Company’s letter of August 7, 2009, the Page 42 line item amounts reflect revenues (if a customer facing business unit) less costs controlled by the business unit (as contrasted with revenues less the costs incurred to earn those revenues).

As set out in the Company’s letter of August 7, 2009, the Company’s use of the term “business unit” does not refer to a standalone, self-contained enterprise, complete with its own assets, operations, management and records and thus the Company’s business units do not have earnings performance measures such as operating income, net income or the non-GAAP measure EBITDA.

Paragraph 10(b) of SFAS 131

As set out in the Company’s letter of August 7, 2009, in reference to paragraph 10(b) of SFAS 131, the Company’s chief operating decision maker does not regularly use the Page 42 view of results to make resource allocation decisions and to assess performance of the operating segments. Importantly, the chief operating decision maker does not allocate resources to the Page 42 line items, which is an important part of the requirement of paragraph 10(b) of SFAS 131; the chief operating decision maker does allocate resources based on the wireline total and wireless total line items therein. Prioritization of initiatives, allocation of resources and approval of funding release for initiatives for the wireline and wireless segments is managed through the Investment Review Team process, discussed further in Section 2 below. How the Company’s business manager structure reconciles to the Page 42 line items is discussed further in Section 3 below and how the performance of the business unit managers is compensated is discussed further in Section 4 below.

Paragraph 10(c) of SFAS 131

As set out in the Company’s letter of August 7, 2009, in reference to paragraph 10(c) of SFAS 131, the Company does not believe that the Page 42 view has discrete financial information available for it. The complexity of the Company’s business and the impacts of the decisions made by the chief operating decision maker would require significantly more information than that provided by a “Contribution to Wireline and/or Wireless EBITDA by Business Unit” amount.

Confidential Treatment Requested
TELUS-04

Mr. Larry Spirgel
United States Securities and Exchange Commission
September 29, 2009

* Confidential treatment has been requested by TELUS Corporation with respect to certain portions of this letter. Such portions are marked with a “[****]” in place of the redacted language. Omitted portions are filed separately with the Securities and Exchange Commission.

Information on each of the Page 42 line items is not sufficient for making decisions about resource allocation to a segment and assessing segment performance.

Paragraph 70 of SFAS 131

As set out in the Company’s letter of August 7, 2009, in reference to paragraph 70 of SFAS 131, the Company provides only “one set of data” to its Board of Directors – that being segmentation on a wireline and wireless basis. As contemplated by the paragraph, the Company believes that this in fact evidences that wireline and wireless segments are how management views the enterprise’s activities.

2.	RESOURCE ALLOCATION – INVESTMENT REVIEW TEAM

The Company’s Investment Review Team is responsible for ensuring that initiatives are prioritized, resources for initiatives are allocated and funding release for initiatives are approved in accordance with the Company’s business objectives and imperatives ultimately directed by the Company’s chief operating decision maker.

Investment review team process

TELUS operates in a capital intensive industry and its assets, such as the network infrastructure and information technology systems, are shared and used by all business units. A significant portion of the Company’s investment initiatives are therefore, by design, intended to benefit multiple business units. TELUS has established a governance body, the Investment Review Team, to assist the Company’s chief operating decision maker in prioritizing investment initiatives and making resource allocation decisions.

In accordance with the Company’s delegation of authority and subject to the oversight of the Company’s chief operating decision maker, the Company’s Investment Review Team has been delegated significant responsibility in assessing and rendering resource allocation decisions. The Company’s Investment Review Team determines the prioritization of investment initiatives nominated by the Company’s business units, which then shape the Company’s annual capital and operating budgets.

The Investment Review Team makes decisions based on the extent to which nominated initiatives will advance the Company’s strategic imperatives and corporate priorities. The Company’s  strategic imperatives, as set out in the Company’s management’s discussion and analysis section 2.2 – Vision and strategy (Form 40-F, Exhibit 99.4, management’s discussion and analysis, pages 13-16) and corporate priorities as set out in the Company’s management’s discussion and analysis section 3 – Key performance drivers (Form 40-F, Exhibit 99.4, management’s discussion and analysis, pages 16-17), clearly differentiate between wireline and wireless segments, although there are common items, such as a focus on data; they do not align with the Page 42 line items. In addition, the prioritized investment initiatives are categorized within either the wireline or wireless segment as sustainment, growth, strategic, service development or cost efficiency, as indicated in pages 35-38 of Annex A and not according to the Page 42 line items.

As would be expected in a capital-intensive industry such as the one in which the Company operates, many of the investment initiatives nominated have significant capital expenditure as well as operating expense components. The Company’s capital expenditures (excluding spectrum licence acquisition(s)) are in the magnitude of $2 billion annually. The Investment Review Team meets regularly throughout the year to monitor progress against plans, conduct gating review, allocate resources (both labour and monetary) and approve funding release for these prioritized initiatives.

Structure of Investment Review Team

The Investment Review Team is composed of a subset of the TELUS Executive Leadership Team (see Section 3 below), excluding the Chief Executive Officer and Chief Financial Officer (who is represented by the Corporate Controller), so there are a total of seven members on the Investment Review Team.  There is no one-to-one representation for each of the

Confidential Treatment Requested
TELUS-05

Mr. Larry Spirgel
United States Securities and Exchange Commission
September 29, 2009

* Confidential treatment has been requested by TELUS Corporation with respect to certain portions of this letter. Such portions are marked with a “[****]” in place of the redacted language. Omitted portions are filed separately with the Securities and Exchange Commission.

Page 42 line items on the Investment Review Team. Each of the Investment Review Team members has one vote and approval is by simple majority. The Chair of the Investment Review Team may be either a business capabilities unit member or a business enabling unit member. Thus, no customer facing business unit can control the outcome of any decision. The Company’s Chief Executive Officer and the Company’s Chief Financial Officer each has the ability to veto an investment initiative or funding and resource allocation approved by the Investment Review Team.

As set out in the Company’s letter of August 7, 2009, the reason the Company does not allocate business capabilities unit expenses amongst customer facing business units is that all of the Company’s wireline and wireless customers, whether they are consumer or business customers, are serviced by the same wireline and wireless telecommunications infrastructure assets, respectively. For the same reason, the Company does not allocate capital expenditures on this basis. For the same reason, rarely will one single business unit be the sole beneficiary of an investment decision and investment initiatives are routinely jointly sponsored by multiple business units.

3.	MANAGEMENT RESPONSIBILITY OF BUSINESS UNITS

Changes in management responsibility of business units do not impact the Company’s chief operating decision maker resource allocation decisions and assessments of performance of the operating segments.

The Company’s business units are led by business unit managers with the title of executive vice-presidents. They, together with the Company’s Chief Executive Officer (the Company’s chief operating decision maker), make up the Company’s Executive Leadership Team. Below is a pictorial representation of the Executive Leadership Team as at September 29, 2009:

TELUS Corporation shareholders

Board of Directors

President and Chief Executive Officer (chief operating decision maker)

Executive Vice- President and President, TELUS Consumer Solutions	Executive Vice- President and President, TELUS Business Solutions	Executive Vice- President and President, TELUS Quebec and TELUS Health Solutions	Executive Vice- President Business Transformation and Technology Operations	Executive Vice- President Technology Strategy	Executive Vice- \President and Chief \Financial Officer	Executive Vice- \President Human \Resources
Customer facing business units			Business capabilities units		Business enabling units(1)

(1)
This depiction of the Company’s Executive Leadership Team has been simplified to exclude one Executive Vice-President whose current responsibility is community giving (and is thus not germane to the issues at hand).

The Company regularly reviews and changes business unit responsibilities and management to better ensure that the Company is optimally organized to achieve its business objectives and increase competitive efficiency. The following table tracks the most recent changes in business unit management and the Executive Leadership Team and how that impacted management responsibilities for the Page 42 line items for the period September 2008 through September 2009. As is evident from the table, the scope of business unit management responsibilities of the Executive Vice-Presidents is not delineated along the Page 42 line items and no one line item has a business unit manager who is not also responsible for at least one other line item.

Confidential Treatment Requested
TELUS-06

Mr. Larry Spirgel
United States Securities and Exchange Commission
September 29, 2009

* Confidential treatment has been requested by TELUS Corporation with respect to certain portions of this letter. Such portions are marked with a “[****]” in place of the redacted language. Omitted portions are filed separately with the Securities and Exchange Commission.

As at change date	Customer facing business unit management			Business capabilities unit management		Business enabling unit management
	Executive Vice-President and President, TELUS Consumer Solutions	Executive Vice-President and President, TELUS Business Solutions	Executive Vice-President and President, TELUS Quebec and Partner Solutions(1)	Executive Vice-President Business Transformation and Technology Operations(2)	Executive Vice-President Technology Strategy	Executive Vice-President and Chief Financial Officer	Executive Vice-President Human Resources	Executive Vice-President Corporate Affairs
Wireline EBITDA
Consumer solutions	✓
Business solutions (incl Emergis)		✓
Emergis		≈(1)	≈(1)
TELUS International		✓
Partner solutions		≈(1)	≈(1)
TELUS Quebec			✓
Technology operations				✓(2)
Technology strategy					✓(2)
Business transformation				✓(2)
Human resources							✓
Finance						✓
Corporate affairs						≈ (3)	≈ (3)	≈ (3)
Wireless EBITDA
Consumer solutions	✓
Business solutions		✓
Partner solutions		≈(1)	≈(1)
TELUS Quebec			✓
Technology operations				✓(2)
Technology strategy					✓(2)
Business transformation				✓(2)
Human resources							✓
Finance						✓
Corporate affairs						≈ (3)	≈ (3)	≈ (3)

✓	Denotes management responsibility
≈	Denotes changes in management responsibility

(1)
As disclosed in Note 16 Goodwill (Form 40 F, Exhibit 99.4, audited consolidated financial statements, pages 46-47), the Company completed the acquisition of Emergis Inc. in early 2008. In 2008, in addition to being included in the results of “Business solutions”, “Emergis” was separately reported on page 42 of Annex A, as a line of business within TELUS Business Solutions, so that the in-year impacts of the acquisition could be isolated and the initial financial impacts of the acquisition assessed. Due to post-acquisition integration with the Company’s existing operations, such reporting was discontinued.

In June 2009, the responsibility for the management of “Emergis” line of business was shifted from the TELUS Business Solutions customer facing business unit to the concurrently renamed TELUS Quebec and TELUS Health Solutions customer facing business unit. Additionally, TELUS Partner Solutions changed from a separate business unit into a line of business within the TELUS Business Solutions customer facing business unit.

(2)
The Business Transformation business capabilities unit and the Technology Operations business capabilities unit were combined in September 2008 under the leadership of one Executive Vice-President. Further, responsibility for significant activities and cost flows concurrently changed from the Business Transformation and Technology Operations business capabilities unit to the Technology Strategy business capabilities unit.

(3)	In January 2009, the Corporate Affairs business unit was dissolved and its functions were transferred primarily into the Finance and Human Resources business units.

The changes illustrated in the table above are very significant in that there was no change in how the chief operating decision maker made resource allocation decisions or assessed performance of the operating segments following each of the organizational changes. However, if the Page 42 view was utilized it would appear that the operating segments would have changed (with all the commensurate impacts envisioned by paragraphs 34-35 of SFAS 131) with each organizational change impacting multiple lines. If the Page 42 view was utilized, complying with paragraphs 34-35 of SFAS 131 would imply to the user of the financial information that there was a change in how the chief operating decision maker made resource allocation decisions or assessed performance of the operating segments (because of a change in operating segments), which would violate the accounting principle of representational faithfulness (as there was in fact no such change).

Confidential Treatment Requested
TELUS-07

Mr. Larry Spirgel
United States Securities and Exchange Commission
September 29, 2009

* Confidential treatment has been requested by TELUS Corporation with respect to certain portions of this letter. Such portions are marked with a “[****]” in place of the redacted language. Omitted portions are filed separately with the Securities and Exchange Commission.

4.	BUSINESS UNIT MANAGER COMPENSATION

Performance of the business unit managed by a business unit manager drives less than 25% of his or her total annual compensation, at target, and is not determined according to the Page 42 view.

During the September 11, 2009 telephone conference with the Staff, significant focus was given to how individual business unit managers are compensated based on their own business unit performance.

The Company is a strong proponent of pay for performance. The Company creates a clear and direct linkage between compensation and the achievement of business objectives – in the short-term, medium-term and long-term – by providing an appropriate mix of fixed versus at-risk compensation, and immediate income versus future income linked to the Company’s share performance.

The following table (see page 42 of the Company’s 2009 Information Circular, filed as 6-K, Ex. 99.1, on April 8, 2009), depicts the key compensation elements and desired mix of executive compensation at target, as well as the results of the actual mix achieved in 2008.

Table 4.1 – Elements of compensation and compensation mix (at target) for executives

Compensation element and mix at target	Provided as	2008 actual for entire executive team
Annual long-term incentive 50% of total compensation (at-risk compensation)	Stock options and/or RSUs	Averaged 52.9%
Annual medium-term incentive 12.5% of total compensation (at-risk compensation)	ESUs	Averaged 7.1%
Annual variable pay 12.5% of total compensation (at-risk compensation)	Cash	Averaged 10.1%
Annual base salary 25% of total compensation (fixed compensation)	Cash	Averaged 29.9%

An Executive Vice-President’s own business unit results impact each element of at-risk compensation in different ways and to different degrees, as described in the following paragraphs.

Annual variable pay and medium-term incentives

Annual variable pay and medium-term incentives are intended to form approximately 25% of total compensation of the Executive Leadership Team, at target (see Table 4.1). These two compensation elements are based on a combination of corporate, business unit and personal performance results in the performance year. Performance results are measured according to the extent to which performance meets or exceeds corporate, business unit and individual performance metrics that are set at the start of each performance year.

Corporate performance metrics are comprised of objectives that transcend business unit objectives (see pages 47-48 of the Company’s 2009 Information Circular, filed as 6-K, Ex. 99.1, on April 8, 2009).  Business unit objectives drive the performance of the Executive Vice-President’s own business unit(s).

Confidential Treatment Requested
TELUS-08

Mr. Larry Spirgel
United States Securities and Exchange Commission
September 29, 2009

* Confidential treatment has been requested by TELUS Corporation with respect to certain portions of this letter. Such portions are marked with a “[****]” in place of the redacted language. Omitted portions are filed separately with the Securities and Exchange Commission.

Individual performance objectives of the Chief Executive Officer consist of strategic and operational objectives that support that year’s strategic priorities for the Company plus any other goals that may be set by the Company’s Board of Directors. Individual performance objectives of each Executive Vice-President support the individual performance objectives of the Chief Executive Officer and primarily consist of the strategic and operational objectives from the Chief Executive Officer’s performance objectives that are led by the business unit of that Executive Vice-President, other goals that are set by the Chief Executive Officer including those that are contained within their business unit scorecards, and that individual’s leadership as measured by the Chief Executive Officer. Therefore, personal performance objectives of each Executive Vice-President are driven in large measure, but not entirely, by the success of his or her own business unit.

Table 4.2 – Scorecard weighting and performance metrics

As explained on our telephone call, the weight given to corporate, business unit and personal performance results differ between the Chief Executive Officer, the customer facing business units’ Executive Vice-Presidents, and the business capabilities units’ and business enabling units’ Executive Vice-Presidents, as follows:

	Corporate performance	Business unit performance	Average of customer facing business units performance	Average of all business units performance	Personal performance
Chief Executive Officer	30%	N/A	30%	20%	20%
Customer Facing Business unit manager performance weighting	50%	30%	N/A	N/A	20%
Customer Facing Business unit manager performance weighting x 25% (targeted percentage of total compensation)(1)	12.5%	7.5%	N/A	N/A	5%
Business capabilities or business enabler unit manager performance weighting	30%	20%	30%	N/A	20%
Business capabilities or business enabler unit manager performance weighting x 25% (targeted percentage of total compensation)(1)	7.5%	5%	7.5%	N/A	5%

(1)
The targeted percentage of total compensation attributed to annual variable pay and medium term incentive award, ignoring share price impact in the formula applied to determine the actual medium term incentive award.

A business unit manager’s annual variable pay = the manager’s annual base salary x 50% x sum of [(A)(B)(C)(D)], where:

(A) = Corporate scorecard weighting x corporate scorecard multiplier

(B) = Average of customer facing business units multiplier weighting x average of customer facing business units multipliers

(C) = Business scorecard weighting x business unit multiplier

(D) = Individual performance weighting x individual performance results

A business unit manager’s annual medium term incentive award = (E) x (F) / (G) where:

(E) = Annual variable pay amount, as determined above

(F) = Market value of TELUS Non-Voting Shares at end of performance year

(G) = Market value of TELUS Non-Voting Shares at beginning or end of performance year, whichever is higher

Confidential Treatment Requested
TELUS-09

Mr. Larry Spirgel
United States Securities and Exchange Commission
September 29, 2009

* Confidential treatment has been requested by TELUS Corporation with respect to certain portions of this letter. Such portions are marked with a “[****]” in place of the redacted language. Omitted portions are filed separately with the Securities and Exchange Commission.

Long term incentives

Long term incentives are intended to form approximately 50% of the annual total compensation of the Executive Leadership Team at target (see Table 4.1). The size of these awards is determined based on an executive’s personal value added assessment (“PVAAM”) rating and competitive market compensation. PVAAM is an assessment tool used to evaluate each Executive Leadership Team member individually in the following areas:

•	The extent to which an executive has achieved results based on his or her personal performance objectives
•	The extent to which an executive has exhibited leadership skills (through living and championing the TELUS values)
•	The value of that executive to achieving TELUS’ strategy
•	Retention risk.

Of the above four areas, the performance of an Executive Vice-President’s own business unit would impact (in part but not entirely) the extent to which the Executive Vice-President has achieved results. Business unit performance does not predominantly drive but is only one of a myriad of factors taken into account when assessing the other three areas. As a result, business unit performance predominantly drives and hence accounts for up to 12.5% (25% weighting x 50% of total compensation) of an Executive Vice-President’s annual total compensation, at target. In addition, although business unit performance influences the amount of long term incentive that is granted, the value of this element of compensation (paid in options and restricted stock units) to an Executive Vice-President is dependent on the overall performance of the Company and not on the success of a particular business unit.

Based on the above analysis, an Executive Vice-President’s own business unit performance is designed to drive less than 25% of the annual total compensation of an executive in charge of a customer facing business unit, and less than 23% of the annual total compensation of an executive in charge of a business capabilities unit or business enabling unit. This calculation, if anything, likely overstates the impact of business unit performance on targeted annual total compensation as it assumes that personal performance objectives (which affect each of the three elements of at-risk compensation) are based entirely on the success of the individual’s business unit.

The above description demonstrates that the majority of a business unit manager’s compensation is dependent on the success of the Company and the other business units, and not on the success of business unit(s) he or she manages. That approach does not align with using the Staff’s view for the evaluation of a business unit manager’s performance.

5.	ANNUAL IMPAIRMENT TESTING OF GOODWILL

The Company’s December 2008 annual impairment testing resulted in “Step 1” fair values of the reporting units in excess of their respective carrying amounts, including goodwill.

We understand that the Staff is focusing on this type of review in light of the current economic climate to ensure that possible impairments of goodwill are properly accounted for and disclosed with applicable requirements.

Based upon the requisite December 2008 testing, the Company has considerable “headroom” in respect of the “Step 1” test (as set out in paragraph 19 of SFAS 142) for its wireline and wireless reporting units.

(billions)	Canadian GAAP	US GAAP
“Step 1” fair value of reporting unit in excess of carrying amount (including goodwill) of reporting unit
Wireline reporting unit	$[****]	$[****]
Wireless reporting unit	$[****]	$[****]

Consistent with not allocating and thus not reporting capital expenditures in alignment with the Page 42 view, the Company does not have balance sheets on the basis of the Page 42 line items. Thus, if the Page 42 view was taken, such reporting unit “headroom” identified above would be assigned amongst the items within the wireline and wireless reporting unit due to the inability to isolate assets as benefitting one specific line item (excluding the wireline total and wireless total line items).

Confidential Treatment Requested
TELUS-10

Mr. Larry Spirgel
United States Securities and Exchange Commission
September 29, 2009

* Confidential treatment has been requested by TELUS Corporation with respect to certain portions of this letter. Such portions are marked with a “[****]” in place of the redacted language. Omitted portions are filed separately with the Securities and Exchange Commission.

**  **  **

For the reasons set forth, the Company continues to believe its operating segments and its reportable segments are wireline and wireless as that view is more clearly representative of the Company’s chief operating decision maker makes decisions to be allocated to segments and assess the segments’ performance.

If the Staff has any questions relating to this letter, please do not hesitate to contact the Company.

Yours truly,
TELUS Corporation

/s/ Robert G. McFarlane
Robert G. McFarlane
Executive Vice-President and Chief Financial Officer
Confidential Treatment Requested
TELUS-11